July 25, 2007
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549-7010

Attention:	H. Christopher Owings, Assistant Director

Re:	Quicksilver Gas Services LP Amendment No. 4 to Registration Statement on Form S-1 Filed February 12, 2007 File No. 333-140599
Ladies and Gentlemen:
     We have received your letter dated July 24, 2007, pursuant to which you provided comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on Amendment No. 3 to the Registration Statement on Form S-1 that we filed with the SEC on February 12, 2007 (File No. 333-140599) (the “Registration Statement”). In response to those comments, (a) we have filed today Amendment No. 4 to the Registration Statement, and (b) we are submitting this response letter to you.
     For your convenience, the comments contained in your letter are set forth below verbatim in italicized text. Our responses appear below in the plain text following the copies of your comments.
Quicksilver Gas Services LP
Quicksilver Gas Services GP LLC
1.	Please update the financial statements of the registrant. See Rule 3-12 of Regulation S-X. Also, please advise or update the general partner’s financial statements if there has been a change in the financial condition of the general partner subsequent to February 6, 2007 or it is reasonably possible that the general partner will provide financial assistance to the registrant.

Response:	We have updated the financial statements of the registrant and the general partner pursuant to the Staff’s comment. Please see pages F-33 — F-38. In addition, please note that there has not been any change to the general partner’s balance sheet since March 31, 2007, and no support or similar agreement has been

Securities and Exchange Commission
Division of Corporation Finance
July 25, 2007

executed pursuant to which the general partner would be obligated to provide financial assistance to the registrant. Accordingly, we hereby advise the Staff that there has not been a change in the financial condition of the general partner subsequent to March 31, 2007 and it is not reasonably possible that the general partner will provide financial assistance to the registrant.
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Securities and Exchange Commission
Division of Corporation Finance
July 25, 2007

     We are filing this letter and Amendment No. 4 to the Registration Statement today via EDGAR.
     If you have any further comments, please contact the undersigned by telephone at (817) 665-4939 or by fax at (817) 665-5004, with a copy to Michael O’Leary of Andrews Kurth LLP, by fax at (713) 238-7130. We thank you in advance for your prompt consideration of our responses.

Very truly yours,

QUICKSILVER GAS SERVICES LP

By:	QUICKSILVER GAS SERVICES GP LLC, its general partner

By:	/s/ John C. Cirone

John C. Cirone
Enclosures

cc:	Scott Anderegg, SEC
Michael Moran, SEC
Donna DiSilvio, SEC
Mara Ransom, SEC
G. Michael O’Leary, Andrews Kurth LLP
Henry Havre, Andrews Kurth LLP
D. Alan Beck, Jr., Vinson & Elkins L.L.P.
Alan P. Baden, Vinson & Elkins L.L.P.